UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:

June 30, 2023

UC Asset, LP

(Exact name of issuer as specified in its charter)

Delaware	30-0912782
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

537 Peachtree Street NE, Atlanta GA 30308

(Full mailing address of principal executive offices)

(470) 475-1035

(Issuer’s telephone number, including area code)

INFORMATION TO BE INCLUDED IN REPORT

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements. All statements other than statements of historical facts contained in this document, including statements regarding our future results of operations and financial position, business strategy, and likelihood of success and other plans and objectives of management for future operations, and future results of current and anticipated products are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “aim,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements in this document are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this document and are subject to a number of risks, uncertainties and assumptions (“Risk Factors”) no matter whether these Risk Factors are described in this document or not. Forward-looking statements are subject to inherent risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, new risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties that we may face. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

Item 1.   Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

The business purpose of our Partnership is to invest in real estate for capital appreciation.

Our business model is to invest in properties that are undervalued or have considerable potential to appreciate in the near future. This often involves introduction of innovative investment models, under which the value of concerned properties may reach its maximum potential. It also requires visionary thinking, to invest in properties before the market situation may experience dramatic change due to the emergence of new technologies, new economic factors, and/or new regulations.

On March 31, 2022, the Company announced that investing in real estate associated with cannabis cultivation will be our major business focus.

As far as we know, as of the date of this report, our Company is one of only four SEC (“Security and Exchange Commission”)-reporting public companies investing in real estate for cannabis cultivation. The other three are Innovative Industrial Properties, Inc (NYSE: IIPR), Power REIT (NYSE/American: PW), and NewLake Capital Partners, Inc (OTCQX: NCLP).

Cannabis Property Investment in the State of Oklahoma

On May 01, 2023, we invested in a $3.2 million medical cannabis cultivation property located in Edmond, Oklahoma (the “Edmond Property”). Edmond is a city in the Oklahoma City metropolitan area. We acquired a 50% equity ownership in this property by acquiring a 50% ownership interest of AZO Properties LLC(“AZO”), a State of Oklahoma limited liability company, which holds the title of the property lien-free. As of and by June 30, 2023, AZO has no other business operations other than owning and managing the Edmond Property.

Our 50% ownership in AZO is non-managerial. As the non-managerial member, we are entitled to receive a preferred distribution at a “base” amount of $12,000 per month, before the managing member will have the right to receive distribution or other compensation. The preferred distribution is cumulative, in the sense that any unpaid dividend will be accumulated as debt by AZO to us, which will bear a market-rate interest. After paying off the preferred distribution, AZO may pay a dividend to the managing member for a maximum amount which equals the amount of preferred distribution (the “catch-up distribution”). The catch-up distribution payable to the managing member is non-cumulative, in the sense that any unpaid catch-up distribution for a month shall be irrevocably waived and cancelled by the end of that month.

We expect to receive the aforesaid preferred distribution starting from August 2023.

Under the terms of the operating agreement, the “base” amount of the preferred distribution will increase by a 5% compound rate, every 24 months after the first 36 months. In other words, “base” amount of preferred distribution will become $12,600 per month starting from August 2026, and will become $13,230 per month starting from August 2028, and so on.

AZO may pay extra distributions to us and the managing member, if it has net cash available in any given month after paying the preferred distribution and catch-up distribution. Extra distributions shall be allocated evenly (50/50) between us and the managing member.

We paid $1 million cash and issued 500,000 shares of Series B Preferred Units of UC Asset (“Series B”), in exchange for our 50% ownership of AZO. A significant part of the $1 million paid will be used to expand the Edmond Property by adding approximately 50% of cultivation space. The 500,000 Series B shares are issued at the face value of $1.20 per share. Holders of our Series B are not entitled to receive any dividend from UC Asset, and they have no voting power on the business matter of UC Asset.

Each Series B share may be converted into one common unit of UC Asset. However, Series B is only eligible for conversion, when UC Asset will receive a permanent increase of preferred distribution above the “base” amount. The number of Series B shares eligible for conversion is linked to the amount of permanent increase of the preferred distribution. This conversion mechanism is designed to motivate the managing member to improve the performance of AZO. The underlying principle is that managing member can only convert his Series B shares into common shares when AZO outperforms and distributes more than the “base” amount of preferred distribution.

Other Real Estate Investment

Historically, the Company invested in residential properties, “short rental” properties and farmlands. The Company has exited most investments in these properties. We continued this process in the first half of the year 2023 by selling one more property, which is a piece of farmland located in Dallas, TX, for a consideration of $1,900,000.

As of the date of this report, the Company holds one historic landmark building, one residential property, and one commercial lot through its wholly owned subsidiaries, Atlanta Landsight LLC (“ALS”) and SHOC Holdings LLC (“SHOC”).

The Company also holds a convertible note in the principle amount of approximate $430,000. The debtor on the note is another real estate investment company, Vaycaychella Inc. (OTC: VAYK), whose business is to facilitate financing for the purchase and renovation of real estate properties in order to generate revenue from short-term vacation rentals. This note will mature in January, 2024.

Other investment

The Company may from time to time invest less than 10% of its net assets in debt instruments. Currently, the Company holds $200,000 debt against Curative Technology Inc (OTC: CURA). As of June 30, 2023, Curative has defaulted on the loan for a period of 5 months. The management of Curative, including its CEO, CFO and a board member has provided personal guarantees for the collection of the monthly payment on this note.

Material Changes in Financial Statements

Change of Revenue

Six Months Period Ended June 30	2023	2022
INCOME
Sales of portfolio properties	$1,813,600	-
Unrealized gain(loss) on marketable securities	-	$(490,000)
Gain on Debt Settlement	$40,372	-
Rental income	-	$7,500
Interest income	$33,154	$64,800
Total income	$1,887,126	$(417,700)

Our sales surged from negative $417,000 for the six months ended June 30,2022 to $1,813,600 for the six months ended June 30, 2023, mostly because we sold a property for a net proceed of $1.813 million, whereas we sold no properties for the six months ended June 30, 2022.

Since our business goal is to invest for capital appreciation, we only sell a property when we believe that it has reached its potential of value appreciation, which is highly dependent on the overall market situation which is beyond our control and may not follow any patterns. Our sales revenue, therefore, is highly volatile year over year.

Another major factor contributing to our revenue change in the six months ended June 30, 2023 over the same period of 2022 is that we took an unrealized loss on certain marketable securities we held in our portfolio in the six months ended June 30, 2022. These securities were settled against a debt note issued by us. The settlement resulted in a gain of $40,372 for us.

Our interest income decreased from the six months ended June 30,2022 to the six months ended June 30, 2023, mostly because of the decrease of debt investments we held against other parties.

Change of operating expenses

Six Months Period Ended June 30	2023	2022
Management Fees	$49,900	$90,000
Professional fees	$71,218	$100,134
Other General and Administrative	$53,801	$179,876
Interest Expense	$2,185	$8,973
Loss on disposal of asset	$-	$39,100
Depreciation	$17,114	8,439
Total Operating Expenses	$194,218	$426,522

In the third quarter of 2022, after we postponed our plan for a Secondary Public Offering(“SPO”), our management vowed that we would focus on, among other goals, cutting our operating expenses. Our performance in the first half of 2023 shows that the management team has successfully reduced our operating costs.

Our operating expenses decreased significantly across the board (except for depreciation), for the six months ended June 30, 2023, compared to the same period in 2022. As a result, total operating expenses decreased approximately 55% year over year for the reporting period.

In particular, 1) management fees decreased by more than 44%, due to a change of the method used to calculate management fees, which was proposed by the management team with the intention of reducing management fees; 2) Professional fees decreased by approximately 29%, mostly due to termination of the plan for a Secondary Public Offering; 3) other general and administrative cost decreased by more than 70%, mostly due to decrease of marketing and advertisement costs, travel costs, and a reduction in property taxes; 4) interest expenses decreased by more than 75%, mostly because we paid off all of our outstanding debt and became debt free in the first quarter of 2023; and 5) loss on disposal of asset decreased from $39,100 to $0.

Changes of Gross Margin and Net Income

For the first half of fiscal year of 2022 and 2023, our gross operating profit was negative $417,700 and a positive $537,126 respectively. For the same period, our net income was negative $844,222 and positive $342,908 respectively. Net income is negative $0.15 per share and positive $0.06 per share respectively. We started distributing the dividend of $0.10/share for fiscal year 2021 in the year 2022, and we distributed $90,206 during the first half of the year in fiscal 2022.

Six Month Period ended June 30	Gross Profit	Net Income	Net Income / Common Unit
2022	$(417,700)	$(842,222)	$(0.15)
2023	$537,126	$342,908	$0.06

The changes in gross margin and net income are mostly the result of changes in our gross revenue and operating expenses.

Changes in Assets

Total assets increased to approximately $7.54 million as of June 30, 2023 from approximately $5.60 million as of June 30, 2022, mostly due to the acquisition of a $3.2 million cannabis property in the State of Oklahoma as discussed more specifically above. This acquisition also led to the increase of our minority interest in consolidated subsidiaries, to $1.6 million as of June 30, 2023, from $0 as of June 30, 2022. It also resulted in the increase of partners’ capital in series B preferred units, to $0.6 million as of June 30, 2023, from $0 as of June 30, 2022.

Net equity allocated to common unit shareholders increased to approximately $5.33 million as of June 30, 2023, from approximately $4.99 million as of June 30, 2022, due to the net income allocated to common unit shareholders.

Other Material Changes in Financial Statements

Our loans to related parties was paid off and decreased from $10,544 to $0. Our investment to related parties increased from $0 to $120,000, because the Company bought a 10% equity ownership in our general partnership.

Liquidity and Capital Resources

Cash Flows

As an investor, we do not manage the daily operation of any of our portfolio properties, except for some insignificant and non-material operating activities. We intend to form partnerships with third party operators/managers to conduct daily operations. We usually require the third-party to bear all operating costs, except for capital spending which will increase the value of our properties.

Meanwhile we apply a disciplined investment strategy, under which we will usually make new investments only when we have cash available.

Under such a business model, we don’t usually have a significant amount of cash commitments, except for 1) management fees and professional fees, which are usually stable and predictable period-to-period; and 2) amounts due because of our debt financing.

The following table shows a summary of our cash flows for the periods set forth below.

	6 Months Ended June 30, 2023	6 Months Ended June 30, 2022
Net cash provided by (used in) operating activities	$848,863	$(352,357)
Net cash provided by (used in) investing activities	$131,405	$(516,683)
Net cash provided by (used in) financing activities	$(400,000)	$-
Cash at beginning of period	$168,955	$1,256,371
Cash at end of period	$749,223	$387,331

Net Cash (Used in) Provided in Operating Activities

Our net cash from operating activities increased to approximately $849,000 in the first half of 2023, from negative $352,000 in the first half of 2022. This is mostly the result of i) increase of net operative income to approximately $343,000 in the first half of 2023, from approximately $844,000 negative in the first half of 2022; ii) decrease of cash inflow from unrealized loss to $0 in the first half of 2023, from $490,000 in the first half of 2022, and iii) increase of cash inflow from insurance claims receivable of $560,000 in the first half of 2023, from $0 in the first half of 2022.

Net Cash (Used in) Provided by Investing Activities

Our net cash provided by investing activities is primarily the result of cash received from divesting our existing portfolio assets (including properties and loans), reduced by cash used for investing in new portfolio assets.

For the six months ended June 30, 2023, the most significant sources of our net cash provided by investing activities are: i) the sale of farmland in Texas for net proceeds of approximately $1,814,000; ii) we invested approximately $1.56 million of cash in portfolio properties, including our first cannabis property in the State of Oklahoma; and iii) we invested $120,000 in a 10% equity ownership in our general partner.

For the six months ended June 30, 2022, we did not divest any properties. We invested $235,477 into the improvement of portfolio assets, $200,000 in a short term loan, and we paid a dividend of approximately $90,000, which resulted in a net negative cashflow of approximately $517,000.

Net Cash Provided by Financing Activities

For the six months ended June 30, 2023, net cash provided by financing activities was primarily the result of paying off a construction loan of $400,000.

For the six months ended June 30, 2022, net cash provided by financing activities was primarily the result of repayment of a related party loan, and the redemption of 166,667 Series A preferred shares. The two transactions offset each other, resulting in a net cashflow of zero.

Commitments and Contingencies

We pay quarterly management fees to our general partner, UCF Asset LLC. Management fees are calculated at 2.0% of assets under management (AUM) as of the last day of our preceding fiscal year. Before the year of 2023, the value of AUM was determined using fair market value (FMV) accounting, according to the bylaw (limited partnership agreement) of the Company. At the annual shareholder meeting of 2023, the General Partner proposed an amendment of the bylaw, in order to switch to the historical cost method in determining AUM.

The aforementioned switch remarkably reduces the amount of management fees. As a result, management fees for the fiscal year of 2023 will decrease to approximately $99,784, from the amount of $188,316 charged for the fiscal year of 2022.

We used to lease space from an unaffiliated third party at 2299 Perimeter Park Drive, Suite 120 in Atlanta, GA. We have terminated that lease and will no longer pay any rent after April 2022.

We repaid a construction loan of $400,000 in February 2023, and have become debt free since then.

In the year 2022, the Company distributed a dividend of $0.10 per common unit for the year 2021. The total amount of the dividend was approximately $548,500, based on the number of common units currently outstanding. As of and by June 30, 2023, there were still a number of shareholders who didn’t cash our dividend checks. The total amount of dividend checks that had not been cashed was approximately $4,000, which the Company should be prepared to pay when requested by eligible shareholders.

Capital Resources

Since our inception, we have funded our operations primarily through the sale of limited partner interests sold in private placements. Our Initial Public Offering pursuant to Regulation A plus was closed on October 12, 2018. The net proceeds of capital raised in the offering was $1.15 million. On March 02, 2020, we closed a private placement from an accredited investor, pursuant to which the Company raised a total of $300,000, which was redeemed in June 2022.

The Company may raise more capital through private or public offering of its partnership units. There are no guarantees, however, that the Company will be able to do so or that it will be able to do so on terms that are acceptable to the Company.

Debt financing

As of and by June 30, 2023, the company has utilized no debt financing, and is debt free.

Trend information

The following discussion covers some significant trends or uncertainties affecting our business during the reporting period, in our industry, or to the macro economy, which had impacts on our continuing operations, particularly on our portfolio investments.

US stock market and concerns of recession on US economy

There has been an ongoing concern of a possible recession on US economy in the past three years. The US stock market experienced some downward adjustment in the year 2022, which had a negative impact on the marketable securities we held, resulting in a $750,000 unrealized loss. As and by the end of December 30, 2022, we still hold marketable securities of a value of $100,000.We were able to redeem that holding for a total amount of $214,356.62 (which is $208,120.51 of principal plus $6336.11 of interest) on March 28, 2023, and thereby greatly reduced the risk of market volatility which we may be subjected to.

Unit Pricing for Regulated Cannabis Products

In the year of 2022 till the first few months of 2023, many states continue to experience declines in unit pricing for regulated cannabis products, with that decline more pronounced in some states more than in others, which compresses operating margins for operators. However, we have observed a stabilization and possibly a moderate increase of unit pricing in the last months of the first half of 2023. This may have a positive impact on our portfolio in cannabis properties.

Critical accounting estimates

Since our inception, we have adopted fair market accounting under ASC (Accounting Standards Codification) 946-10-15.

On March 22, 2022, the management of UC Asset LP (the “Company”) was notified by the US Security and Exchange Commission (the “SEC”), that the SEC objected to the Company’s conclusion that UC Asset LP and its subsidiaries met the criteria to apply Investment Company accounting under ASC 946 for certain historical periods. In light of the conclusion of the Staff of the SEC, on March 25, 2022, management filed an 8-K stating that investors should no longer rely on the financial statements set forth in certain enumerated prior filings. As a result of the staffs’ position the Company has changed to historical cost accounting for our financial statements, starting with our filing on Form 1-K for the fiscal year of 2021.

Item 2.   Other Information

Addition of a manager

On April 2023, Mr. Greg Bankston resigned his position as a managing member of UCF Asset LLC; however, he remains a member of UCF Asset LLC. On April 25, 2023, Mr. Jason Armstrong was hired as manager of UCF Asset LLC. Mr. Bankston and Dr. Wu will pay for Mr. Armstrong’s services as manager out of management fees to be received.

Jason Armstrong had worked as a contracted project director for UC Asset since the year 2021. He is the founder and manager of EES Contracting, which he started in 2004 as a site development company, and expanded into a licensed new construction and high-end remodeling business in the year 2008. Mr. Armstrong also worked as a project management consultant to multiple real estate investment groups between 2012 and 2018, assisting in creating budgets, schedules, and handling accounting on construction projects both in the metro Atlanta area and across the country.

In combination with the change of management team, the Company purchased 10% of UCF Asset LLC’s member ownership from Mr. Bankston, for the consideration of $120,000. Mr. Bankston bought the 10% ownership for $50,000 in the year 2017. After the purchase, the Company will no longer pay the management fee on that 10% ownership, which, based on the projected management fee amount of the year 2022 ($99,783), will reduce the management fee by $9,978 per year.

Issuance of 500,000 series B preferred units

In connection with the acquisition of our fifty percent ownership in an Oklahoma City cannabis property, we issued 500,000 shares of our series B preferred units (“Series B”) to the seller as part of the purchase price. Each Series B share carries a face value of $1.20, and therefore the Series B shares issued to the seller have a total face value of $600,000. Each share of Series B may be converted into one share of common units, subject to certain terms and conditions. The certificate of series B preferred units, which contains the terms and conditions of conversion among other matters, is filed along with this Form 1-SA as Exhibit 3.4 to this report.

Regulatory action against the Company by the State of Washington

On February 27, 2023, the Department of Financial Institutions (“DFI”), State of Washington issued a Statement of Charges and Notice of Intent to Enter Order of Cease and Desist, to Impose Fines and to Charge Costs (the “Statement of Charges”) against the Company and Mr. Xianghong Wu. In the Statement of Charges, DFI stated that, during our Initial Public Offering (“IPO) , which was conducted under Regulation A plus (“Reg A+”) and was qualified at the federal government level by the Security and Exchange Commission (“SEC”) , and which occurred in the year 2018, our Company failed to register the IPO with the State of Washington and made one sale in the State of Washington, and hence violated the statue RCW.21.20.140 of the State of Washington.

We requested a hearing on this matter and intend to defend this action vigorously.

Item 3.   Financial Statements

UC ASSET, LP

Condensed Consolidated Balance Sheets

	June 30, 2023	December 31, 2022
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$749,223	$168,955
Insurance claim receivable	-	560,000
Marketable equity securities held for sale	-	100,000
Investment in related party, at cost	120,000	-
Real estate held for sale	339,186	1,645,465
Loans to third parties	755,966	779,148
Loans to related parties	-	10,544
Prepaid expenses and other assets	35,502	22,148
Total current assets	1,999,877	3,286,260

PROPERTY AND EQUIPMENT
Property and equipment, net	2,661,974	833
Real estate held for rental, net of accumulated depreciation	872,792	472,711
Total property and equipment	3,534,766	473,544

LONG-TERM ASSETS
Real estate held for renovation/remodel	2,005,568	1,838,719
Total long-term assets	2,005,568	1,838,719

Total Assets	$7,540,211	$5,598,523

LIABILITIES AND PARTNERS’ CAPITAL
Accounts payable and accrued expenses	$8,013	$1,213
Short-term note payable	-	208,119
Mortgage loan	-	400,000

Total Liabilities	8,013	609,332

Partners’ Capital:
Minority interest in consolidated subsidiary	1,600,000	-
Series B preferred units, 500,000 and 0 issued and outstanding	600,000	-
Common units 5,485,025 and 5,485,025 issued and outstanding	5,332,198	4,989,191

Total Partner’s Capital	7,532,198	4,989,191

Total Liabilities and Partners’ Capital	$7,540,211	$5,598,523

The accompanying notes are an integral part of the consolidated financial statements

UC ASSET, LP

Condensed Consolidated Statements of Operations

Six months ended June 30,

(unaudited)

	2023	2022
INCOME
Sales of real estate	$1,813,600	$-
Unrealized loss on marketable equity securities	-	(490,000)
Gain on debt settlement	40,372	-
Rental income	-	7,500
Interest income	33,154	64,800

Total income	1,887,126	(417,700)

COST OF SALES
Cost of sales	1,350,000	-

Total cost of sales	1,350,000	-

Gross Margin	537,126	(417,700)

OPERATING EXPENSES
Management fees	49,900	90,000
Professional fees	71,218	100,134
Other general and administrative	53,801	179,876
Interest expense	2,185	8,973
Loss on disposal of asset	-	39,100
Depreciation	17,114	8,439

Total operating expenses	194,218	426,522

Net increase (decrease) in net assets from operations	$342,908	$(844,222)

Net increase in net assets per unit	$0.06	$(0.15)
Weighted average units outstanding	5,485,025	5,485,025

The accompanying notes are an integral part of the consolidated financial statements

UC ASSET, LP

Condensed Consolidated Statement of Partners’ Capital

For the six months ended June 30, 2022

(unaudited)

	Limited Partners Common Units	Limited Partners Preferred A Units	Limited Partners Common Units Amount	Limited Partners Preferred A Units Amount	Total Partners’ Equity

BALANCE, January 1, 2022	5,485,025	166,667	$6,778,395	$300,000	$7,078,395

Cancellation of Preferred Series A units	-	(166,667)	-	(300,000)	(300,000)
Dividend distribution	-	-	(90,206)	-	(90,206)
Net loss	-	-	(844,222)	-	(844,222)

BALANCE, June 30, 2022	5,485,025	-	$5,843,967	$-	$5,843,967

UC ASSET, LP

Condensed Consolidated Statement of Partners’ Capital

For the six months ended June 30, 2023

(unaudited)

	Limited Partners Common Units	Limited Partners Preferred B Units	Limited Partners Common Units Amount	Limited Partners Preferred B Units Amount	Minority Investment in Consolidated Subsidiary	Total Partners’ Equity

BALANCE, January 1, 2023	5,635,306	-	$4,989,290	-		$4,989,290

Sale of Preferred Series B units	-	500,000	-	600,000	1,600,000	2,200,000
Net change in net assets from operations	-	-	342,908	-		342,908

BALANCE, June 30, 2023	5,635,306	500,000	$5,332,198	$600,000	$1,600,000	$7,532,198

The accompanying notes are an integral part of the consolidated financial statements

UC ASSET, LP

Condensed Consolidated Statements of Cash Flows

Six months ended June 30,

(unaudited)

	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net increase (decrease) in net assets from operations	$342,908	$(844,222)
Adjustments to reconcile net decrease in net assets from operations to net cash provided by (used in) operating activities:
Net unrealized loss on marketable equity securities	-	490,000
Loss on asset disposal	-	39,100
Gain on debt settlement	(40,371)
Amortization of prepaid expense	9,947	17,126
Depreciation	17,114	8,439
Changes in working capital items
Accrued interest receivable	(12,000)	(62,800)
Insurance claim receivable	560,000	-
Prepaid expenses	(28,735)	-
Deposits and other assets	-	-

Net cash provided by (used in) operating activities	848,863	(352,357)

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in portfolio properties	(1,556,739)	(235,477)
Sale of portfolio property	1,813,600	-
Investments in portfolio loans	(16,000)	(200,000)
Investment in related party	(120,000)	-
Dividend payment	-	(90,206)
Repayments of portfolio loans, related party	10,544	9,000

Net cash provided by investing activities	131,405	(516,683)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash paid to retire mortgage loan on portfolio property	(400,000)	-

Net cash used by financing activities	(400,000)	-

Net increase in cash and cash equivalents	580,268	(869,040)

Cash and cash equivalents, beginning of period	168,955	1,256,371

Cash and cash equivalents, end of period	$749,223	$387,331

The accompanying notes are an integral part of the consolidated financial statements

UC ASSET, LP

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Information as to the six months ended June 30, 2023 is unaudited)

NOTE 1 - ORGANIZATION AND NATURE OF OPERATIONS

UC Asset, LP (the “Partnership”) is a Delaware Limited Partnership formed for the purpose of making capital investments with a focus on growth-equity investments and real estate. The Partnership was formed on February 1, 2016.

The Partnership is managed by its General Partner, UCF Asset LLC.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of accounting The Partnership prepares its financial statements on the accrual basis in accordance with accounting principles generally accepted in the United States. Purchases and sales of investments are recorded upon the closing of the transaction. Investments are recorded at fair value with unrealized gains and losses reflected in the statement of changes in net assets.

The accompanying unaudited condensed consolidated interim financial statements have been prepared in accordance with Generally Accepted Accounting Principles ("GAAP") in the United States of America ("U.S.") as promulgated by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") and with the rules and regulations of the U.S. Securities and Exchange Commission ("SEC"). In our opinion, the accompanying unaudited interim condensed consolidated financial statements contain all adjustments (which are of a normal recurring nature) necessary for a fair presentation. Operating results for the six months ended June 30, 2023, are not necessarily indicative of the results that may be expected for the year ending December 31, 2023

(b) Principles of Consolidation The Partnership’s consolidated financial statements include the financial statements of UC Asset, LP and its wholly owned subsidiaries: Atlanta Landsight, LLC, SHOC Holdings LLC and AZO Properties LLC. All intercompany balances and transactions have been eliminated.

(c) Use of estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclose contingent assets and liabilities at the date of the financial statements and report amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) Fair value measurements ASC 825-10 “Financial Instruments”, allows entities to voluntarily choose to measure certain financial assets and liabilities at fair value (fair value option). The fair value option may be elected on an instrument-by-instrument basis and is irrevocable, unless a new election date occurs. If the fair value option is elected for an instrument, unrealized gains and losses for that instrument should be reported in earnings at each subsequent reporting date. The Company did not elect to apply the fair value option to any outstanding instruments.

ASC 825 also requires disclosures of the fair value of financial instruments. The carrying value of the Company’s current financial instruments, which include cash and cash equivalents, accounts payable and accrued liabilities approximates their fair values because of the short-term maturities of these instruments.

UC ASSET, LP

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

(d) Fair value measurements, continued

FASB ASC 820 “Fair Value Measurement” clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. It also requires disclosure about how fair value is determined for assets and liabilities and establishes a hierarchy for these assets and liabilities must be grouped, based on significant levels of inputs as follows:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model derived valuations whose inputs are observable or whose significant value drivers are observable

Level 3: Significant inputs to the valuation model are unobservable

The determination of where assets and liabilities fall within this hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

(e) Cash and equivalents The Partnership considers all highly liquid debt instruments with original maturities of three (3) months or less to be cash equivalents.

(f) Investments The Partnership’s core activity is to make investments in real estate properties. Excess funds are held in financial institutions.

Investments in short term loans are recorded at fair value, which are their stated amount due to their short-term maturity and modest interest rates. Portfolio investments are recorded at their historical cost, except for investments in securities held for sale, which are valued on a mark to market basis.

(g) Federal Income taxes As a limited partnership, the Partnership is not a taxpaying entity for federal or state income tax purposes; accordingly, a provision for income taxes has not been recorded in the accompanying financial statements. Partnership income or losses are reflected in the partners’ individual or corporate tax returns in accordance with their ownership percentages.

As defined by Financial Accounting Standards Board Accounting Standards Codification (ASC) Topic 740, Income Taxes, no provision or liability for materially uncertain tax positions was deemed necessary by management. Therefore, no provision or liability for uncertain tax positions has been included in these financial statements. Generally, the Partnerships tax returns remain open for three years for federal income tax examination.

(h) Income Interest income from portfolio investments is recorded as accrued.

(i) Reclassification Certain prior period items have been reclassified to conform with the current period presentation.

(j) Recent Accounting Pronouncements Partnership management does not believe that any recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

UC ASSET, LP

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - LIQUIDITY AND GOING CONCERN CONSIDERATIONS

The Partnership’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Partnership earned net operating income of approximately $317,808 and cash provision of $848,863 from operations for the six months ended June 30, 2023. The historical conditions raise substantial doubt about our ability to continue as a going concern. The accompanying condensed consolidated financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern.

NOTE 4 - FAIR VALUE OF FINANCIAL INSTRUMENTS

(a) Cash and Cash Equivalents The fair value of financial instruments that are short-term and that have little or no risk are considered to have a fair value equal to book value.

(b) Unsecured Loan Investments The fair value of short-term unsecured loans are considered to have a fair value equal to book value due to the short-term nature and market rate of interest commensurate with the level of credit risk. At June 30, 2023 and December 31, 2022, there were $756,000 and $779,000 in loans, respectively.

Changes in economic factors, consumer demand and market conditions, among other things, could materially impact estimates used in the third-party valuations and/or internally prepared analyses of recent offers or prices on comparable properties. Thus, estimates can differ significantly from the amounts ultimately realized by the investee segment from disposition of these assets.

The following tables present the fair values of assets and liabilities measured on a recurring basis:

At June 30, 2023		Fair Value Measurement at Reporting Date Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Atlanta Landsight, LLC	$5,557,667	$-	$-	$5,557,667
SHOC Holdings LLC	339,186	-	-	339,186
AZO Properties, LLC	2,661,974	-	-	2,661,974
Short term loans	755,966	-	-	755,966

Total Assets	$6,652,819	$-	$-	$6,652,819

UC ASSET, LP

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - FAIR VALUE OF FINANCIAL INSTRUMENTS, continued

(c) Portfolio Investments, continued

At December 31, 2022		Fair Value Measurement at Reporting Date Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Atlanta Landsight, LLC	$4,612,461	$-	$-	$4,612,461
SHOC Holdings LLC	295,465	-	-	295,465
Short term loans	779,448	-	-	779,448

Total Assets	$5,687,374	$-	$-	$5,687,374

The fair value measurements are subjective in nature, involve uncertainties and matters of significant judgment; therefore, the results cannot be determined with precision, substantiated by comparison to independent markets and may not be realized in an actual sale or immediate settlement of the instruments.

There may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, could significantly affect the results. For all of these reasons, the aggregation of the fair value calculations presented herein do not represent, and should not be construed to represent, the underlying value of the Partnership.

Generally, the fair value of the Atlanta investee’s properties is not sensitive to changes in unobservable inputs since generally the properties are held for less than six months. Generally, such changes in unobservable inputs take longer than six months to have an appreciable effect of more than 1 to 2% on these properties fair value. The Dallas investee’s property is more sensitive to changes in unobservable inputs because this property was acquired with a longer time horizon due to the nature of its size and undeveloped status.

UC ASSET, LP

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - FAIR VALUE OF FINANCIAL INSTRUMENTS, continued

(c) Portfolio Investments, continued

The following table presents the changes in Level 3 instruments measured on a recurring basis:

Six Months Ended June 30, 2023	Portfolio Investments
January 1, 2023	$5,687,374
Total realized gains or losses:
Included in earnings	503,972
Included in other comprehensive income	-
Purchases, issuance and settlements	461,473
Transfers in/out of Level 3	-

June 30, 2023	$6,652,819

Year Ended December 31, 2022	Portfolio Investments
January 1, 2022	$6,288,790
Total realized gains or losses:
Included in earnings	(685,611)
Included in other comprehensive income	-
Purchases, issuance and settlements	83,895
Transfers in/out of Level 3	-

December 31, 2022	$5,687,074

NOTE 5 - CONCENTRATIONS OF CREDIT RISK

a) Cash Funds held by the Partnership are guaranteed by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000. The Partnership’s cash balance was in excess of FDIC insured limits by $293,941 and $0 at June 30, 2023 and December 31, 2022.

UC ASSET, LP

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - CAPITAL

The Partnerships capital structure consists of one General Partner and approximately 81 limited partners. The Partnerships total contributed capital was $5,907,098 and $4,989,191, at June 30, 2023 and December 31, 2022, respectively. The limited partner common units are 5,485,025 at June 30, 2023 and December 31, 2022. The limited partner preferred Series B units are 500,000 and 0 at June 30, 2023 and December 31, 2022.

The Series B Preferred Units carry the following rights and privileges:

-  carry no automatic dividend rights, the LP can elect to declare a dividend for the Series B

-  carry no voting rights

-  preference for dividends and in liquidation over common units and any other preferred units

-  carry no redemption rights

-  12 months post issuance, convertible into common units on a variable conversion ratio 1.0:1.0 initially (Conversion ratio=Face Value/Conversion Price, or 1=$1.20/$1.20) The LP can opt to designate a different Conversion Price. The LP may reset a Maximum Conversion Amount

In May 2023, the Partnership exchanged 500,000 Series B Preferred Units, with a face value of $1.20 per unit for 50% ownership of a parcel of land valued at $1.2 million contributed to its subsidiary AZO Properties LLC .

In May 2023, the LP exchanged the second 50% of the land acquired by the issuance of the Series B Preferred Units in exchange for 50% ownership of AZO Properties LLC, a previously wholly owned subsidiary.

b) Allocations of Profits and Losses The net profit of the Partnership is allocated to the Limited Partners in proportion to each partner’s respective capital contribution on all liquidated portfolio investments made by the Partnership. Losses are allocated to all partners in proportion to each partner’s respective capital contribution, provided that, to the extent profits had been previously allocated in a manner other than in proportion to capital contributions, losses are allocated in the reverse order as such profits were previously allocated.

The GP participates in the profits of the Partnership at a rate of 20% above a 10% annualized return to the Limited Partners. Beginning January 1, 2020, the GP participates in the profits of the Partnership at a rate of 20% above an 8% annualized return to the Limited Partners.

NOTE 7 - MANAGEMENT FEES - RELATED PARTY

The Partnership pays annual management fees to UCF Asset LLC. Management fees are calculated at 2.0% of audited book value on the first day of the fiscal year, payable quarterly. Management fees were $75,000 and $90,000 for the six months ended June 30, 2023 and 2022, respectively.

NOTE 8 - NOTES RECEIVABLE

In January 2023 the LP agreed with two 3rd parties to a tri-party transaction to the assumption of a $479,148 note (including accrued interest) receivable from one party to $414,000 note receivable from a third party, with a write-off of the $65,148 difference of accrued interest. This new note carries an 8% interest rate and is due January 31, 2024. At June 30, 2023 $13,800 of interest has been accrued.

In April 2023, the LP extended $16,000 in cash to a third party for a note receivable carrying an 8% interest rate and maturity of December 11, 2023. At June 30, 2023 $166 of interest has been accrued.

NOTE 9 - INVESTMENT IN RELATED PARTY

The LP purchased a 10% LLC interest in the LP’s general partner. The LP will only pay 90% of the management fee to the general partner while the LP holds this ownership interest.

Item 4.   Exhibits

3.1	Certificate of Limited Partnership of UC Asset Filed previously with our Form 1A on February 12, 2018.

3.2	Limited Partnership Agreement Filed previously with our Form 10-12G/A on November 05, 2020

3.3	Certificate of Designation of Series A Preferred Units filed previously with our Form 1U on June 9, 2020

3.3a	SERIES A PREFERRED UNIT CANCELLATION AGREEMENT filed previously with our Form 1-SA on October 11, 2022

3.4	Certificate of Designation of Series B Preferred Units

SIGNATURES

SIGNATURES

Pursuant to the requirements of Regulation A, the Issuer has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

UC Asset, LP

By (Signature and Title)

UCF Asset, LLC

/s/ Jason Armstrong
Name:	Jason Armstrong
Title:	Manager
Date:	August 21, 2023

Pursuant to the requirements of Regulation A, this Report has been signed below by the following persons on behalf of the Issuer and in the capacities and on the dates indicated.

By (Signature and Title)

/s/ Gregory Bankston
Member
UCF Asset, LLC
Date: August 21, 2023

By (Signature and Title)

/s/ Larry Xianghong Wu
Member of Majority Interest
UCF Asset, LLC
Date: August 21, 2023